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                               December 19, 2000


VIA EDGAR, FACSIMILE AND U.S. MAIL
----------------------------------
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

     Re: TheraSense, Inc. Commission File No. 333-47792- Application for Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an order granting withdrawal of its Registration Statement on Form S-1, together with all exhibits thereto, Commission File No. 333-47792 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on October 11, 2000.

     At this time, due to the volatility of the public capital markets, the Registrant has determined not to proceed with the public offering contemplated by the Registration Statement. The Registrant did not print or distribute any preliminary prospectuses, nor has the Registrant actively offered or sold any securities under the Registration Statement and all activity in pursuit of the public offering has been discontinued.

     Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

     If you have any questions regarding the foregoing application for withdrawal, please contact Karen Dempsey, outside counsel of the Registrant, at
(415) 947-2014.

                                 Sincerely,

                                 THERASENSE, INC.

                                 /s/ Charlie Liamos

                                 Charlie Liamos
                                 Chief Financial Officer